May 8, 2014

Via EDGAR

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Re:                             Radius Health, Inc. — Registration Statement on

Form S-1 (File No. 333-194150)

Dear Mr. Reynolds:

Effective immediately we, the representatives of the underwriters (the “Representatives”), hereby withdraw our request to declare the above-referenced Registration Statement effective today at 4:00 p.m. Eastern time.

Very truly yours,

As representatives of the Underwriters

Jefferies LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

Cowen and Company, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director

[Signature Page to Acceleration Request Withdrawal Letter]